Mail Stop 3561

February 24, 2009

Mr. Lonnie "Bo" Pilgrim
Senior Chairman
Pilgrim's Pride Corporation
4845 U.S. Hwy. 271 North
Pittsburg, TX 75686-0093

**Re:** **Pilgrim's Pride Corporation**
**Form 10-K for the Year Ended September 27, 2008**
**Filed December 11, 2008**
**Form 10-K/A filed January 26, 2009**
**File No. 001-09273**

Dear Mr. Pilgrim:

We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

**Form 10-K**

Risk Factors, page 22

1. We note in your introductory paragraph that you have "identified . . . the most significant risk factors," that there may be risks that you do not consider material

now but may become material, or there may be risks that you have not yet identified. In future filings, please remove this language from your introductory paragraph or clarify that you have discussed all risks that you believe are material.

Exhibits 31.1, 31.2, and 31.3

2. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. We further note that the certifications on your Form 10-K/A also include the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

**Form 10-K/A**

Compensation Discussion and Analysis, page 6

2008 Summary Compensation Table, page 11

3. Your disclosure of the items of compensation comprising "All Other Compensation" does not appear to be complete. We note in this regard that the disclosed amount for "All Other Compensation" in 2008 for Lonnie "Bo" Pilgrim is $570,399; however, the items disclosed in footnote (2) appear to total $538,564. Please advise, and confirm that you will revise to clarify in future filings.

Signature, page 27

4. We note that the second signature block has been omitted. In future filings, the report must be signed by the registrant and on behalf of the registrant by its principal financial officer, its controller or principal accounting officer, and at least the majority of the board of directors or persons performing similar functions. Refer to General Instruction D(2)(a) of Form 10-K.

\* \* \* \* \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3324.

Regards,

John Stickel
Attorney-Advisor